                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2007

                         Commission file number: 0-30394

                                  METALINK LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 File Nos.
333-104147 and 333-13806 and on Form S-8, File Nos. 333-121901, 333-12064,
333-88172 and 333-112755.

The following are included in this Report on Form 6-K:

1.   Press release dated August 8, 2007.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         METALINK LTD.

Date: August 8, 2007                                     By: /s/ Yuval Ruhama
                                                         --------------------
                                                         Yuval Ruhama
                                                         Chief Financial Officer

Mor Abraham
Marketing Communications Manager
Metalink Ltd.
Tel:  972-9-9605406
Fax:  972-9-9605544
amor@mtlk.com

                  METALINK'S WLANPLUS SIGNIFICANTLY OUTPERFORMS
              OTHER 802.11N CHIPSETS IN INDEPENDENT TEST EVALUATION

YAKUM, ISRAEL, AUGUST 8 - Metalink Ltd. (NASDAQ: MTLK), a provider of high-performance wireless and wireline broadband communication silicon solutions, today announced that its WLANPLUS(TM) chipset has achieved impressive performance results in independent tests conducted by The Tolly Group. These rigorous tests benchmarked Metalink's WLANPLUS against three products using different 802.11n chipsets. The tests confirmed that the use of Metalink's solution doubled performance as compared to the closest competitor tested, and in many of the tests by as much as ten-fold. These tests further position
WLANPLUS as the best-of-breed 802.11n draft 2.0 compliant product and the only one powerful enough to enable high-performance wireless applications. The full test report is available at http://www.tolly.com/docdetail.aspx?docnumber=207215

     Kevin Tolly, the CEO of The Tolly Group, noted: "To `push the limits' of these chipsets, we introduced a new set of challenging criteria, including zero-loss tests as a necessary de-facto standard for the home entertainment space. We were impressed with Metalink's WLANPLUS, which clearly outperformed the others in both the 2.4-GHz and 5-GHz bands, as well as being the only chipset tested to achieve zero-loss in UDP tests." Tolly added that the tests indicated that Metalink's product also achieved the best results in TCP tests.

     The Tolly Group's tests took place in a large U.S.-based home (a
6,000-square foot, three-floor structure with a basement), enabling a wide variety of performance tests. The tests included measurement of throughput, full home coverage and transmission quality. These tests demonstrated that WLANPLUS offers superior performance in the 2.4-GHz band (the band commonly used for data services), and that it is the only chipset tested which provides robust performance in the 5-GHz band (used for high-quality applications such as video and gaming). As such, WLANPLUS has emerged as the clear best-of-breed foundation for 802.11n home networks with a proven ability to support the delivery of multiple simultaneous HD video streams throughout the home.

     "The fact that the Tolly Group's independent tests have singled out
Metalink's technology confirms WLANPLUS'S status as the market's highest-performing solution for wireless home networks," said Barry Volinskey,
Metalink's Vice President of Marketing. "Our product achieved the best results in both TCP and UDP tests, as well as in the 2.4-GHz and 5-GHz bands, making it the only wireless technology capable of supporting the new demanding requirements of wireless home networks. This further establishes Metalink's positioning as a major player in the fast-growing home networking space."

ABOUT WLANPLUS

The WLANPLUS chipset family provides a state of the art solution for data, VoIP, gaming and HD video streaming applications, with complete and reliable coverage throughout the home. WLANPLUS supports up to 300Mbps transmission speeds at both the 2.4GHz and 5GHz frequency bands, and offers over twice the reach of competing 802.11n solutions, provided by the implementation of a Maximum
Likelihood (ML) decoder combined with advanced Forward Error Correction (FEC)
scheme, using Low Density Parity Check (LDPC) technology.

WLANPLUS is Wi-Fi CERTIFIED 802.11n draft 2.0 by the Wi-Fi Alliance. It is fully compliant with 802.11a/b/g-based legacy devices, as well as 802.11h (radar detection), 802.11i (security) and 802.11e Quality of Service (QoS). To guarantee QoS and optimize performance in home environments, WLANPLUS also features sophisticated QoS mechanisms, such as Enhanced Distribution Channel
Access (EDCA) with Admission Control and Fast Link Adaptation (FLA), significantly increasing network efficiency.

Since its introduction in 2006, Metalink's WLANPLUS chipset family has gained broad industry recognition as the best performing 802.11n technology.

ABOUT METALINK

Metalink Ltd. (NASDAQ: MTLK) is a leading provider of high performance wireless and wireline broadband communication silicon solutions. Metalink's WLAN and DSL technologies are designed to enable true broadband connectivity in every home, and its products revolutionize the broadband experience by facilitating the convergence of telecommunication, networking and entertainment.

Metalink's WLANPLUS(TM) is a high-throughput, 802.11n-draft-compliant wireless
LAN technology optimized for the networked home entertainment environment.
Featuring advanced MIMO technology and full support of QoS, and operating in both 2.4GHz and 5GHz bands, WLANPLUS enables multi-room networking of multiple high-definition video streams. In addition, Metalink offers a broad range of symmetric DSL and VDSL products used by operators as a cost-effective network upgrade to support triple-play services.

Headquartered in Yakum, Israel, the company has design centers in USA (Atlanta,
GA) and Taiwan, and sales offices in USA (Atlanta, GA), South Korea, Japan,
China and Taiwan. Further information is available at http://www.mtlk.com

ABOUT THE TOLLY GROUP

The Tolly Group, an independent testing and strategic consulting organization based in Boca Raton, FL, offers a full range of services designed to furnish both the vendor and end-user communities with authoritative and unbiased information. Additionally, The Tolly Group is recognized worldwide for its expertise in assessing leading-edge technologies. For more information on The
Tolly Group's services, visit its Web site at http://www.tolly.com, E-mail
info@tolly.com, call (561) 391-5610, or fax (561) 391-5810.

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METALINK'S FORWARD LOOKING STATEMENT

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including
Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.